March 11, 2025

Darren Hoo
Principal Executive Officer
Megan Holdings Limited
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

       Re: Megan Holdings Limited
           Amendment No. 7 to Registration Statement on Form F-1
           Filed March 5, 2025
           File No. 333-281357
Dear Darren Hoo:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1
Exhibits

1. Please update your filing to include audited financial statements for the fiscal year ended December 31, 2024 unless you are able to represent that you are not required to comply with the 12-month updating requirement for audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month updating requirement is impracticable or involves undue hardship. Please file this representation as an exhibit to the registration statement. Refer to
Item 8.A.4, and
       Instructions to Item 8.A.4: 2, of Form 20-F.
 March 11, 2025
Page 2

       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Yarona L. Yieh, Esq.